UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  February 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months and Year Ended
31 December 2025

Reporting method

The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”,
“sustaining capital expenditure” and “non-sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold
Ashanti’s Earnings Release for the three months and year ended 31 December 2025, which is available on its website.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	1

OPERATING STATISTICS I GOLD PRODUCTION

GOLD PRODUCTION (000 OUNCES)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	79	80	303	309
Kibali - Attributable 45%(1)	79	80	303	309

AFRICA: MANAGED OPERATIONS	439	360	1,746	1,254
Iduapriem	50	50	199	237
Obuasi	72	60	266	221
Siguiri(3)	85	74	289	273
Geita	113	136	492	483
Sukari(3)	119	40	500	40

AUSTRALIA	151	166	537	572
Sunrise Dam	58	66	232	259
Tropicana - Attributable 70%	93	100	305	313

AMERICAS	130	144	505	526
Cerro Vanguardia(3)	42	47	179	175
AngloGold Ashanti Mineração(4)	77	75	273	271
Serra Grande	11	22	53	80

Managed operations	720	670	2,788	2,352
Non-managed joint ventures(1)	79	80	303	309
GROUP (2)	799	750	3,091	2,661

Adjusted to exclude Sukari
Managed operations(5)	601	630	2,288	2,312
Non-managed joint ventures(1)	79	80	303	309
GROUP(2)(5)	680	710	2,591	2,621

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	2

OPERATING STATISTICS I GOLD SOLD

GOLD SOLD (000 OUNCES)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	78	78	298	309
Kibali - Attributable 45%(1)	78	78	298	309

AFRICA: MANAGED OPERATIONS	443	341	1,765	1,255
Iduapriem	53	47	201	238
Obuasi	78	59	269	222
Siguiri(3)	79	69	289	272
Geita	114	122	499	479
Sukari(3)	119	44	507	44

AUSTRALIA	156	166	539	578
Sunrise Dam	60	66	230	261
Tropicana - Attributable 70%	96	100	309	317

AMERICAS	126	140	503	537
Cerro Vanguardia(3)	36	44	178	183
AngloGold Ashanti Mineração(4)	79	74	272	274
Serra Grande	11	22	53	80

Managed operations	725	647	2,807	2,370
Non-managed joint ventures(1)	78	78	298	309
GROUP(2)	803	725	3,105	2,679

Adjusted to exclude Sukari
Managed operations(5)	606	603	2,300	2,326
Non-managed joint ventures(1)	78	78	298	309
GROUP(2)(5)	684	681	2,598	2,635

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	3

OPERATING STATISTICS I TOTAL CASH COSTS

TOTAL CASH COSTS* ($m)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	92	77	348	289
Kibali - Attributable 45%(1)	92	77	348	289

AFRICA: MANAGED OPERATIONS	569	441	2,064	1,519
Iduapriem	74	74	295	265
Obuasi	100	71	353	268
Siguiri(3)	163	129	516	465
Geita	133	121	510	476
Sukari(3)	99	46	391	46
Admin and other	—	—	(1)	(1)

AUSTRALIA	218	195	822	735
Sunrise Dam	93	93	379	347
Tropicana - Attributable 70%	114	93	406	354
Admin and other	11	9	37	34

AMERICAS	154	149	603	541
Cerro Vanguardia(3)	49	54	220	189
AngloGold Ashanti Mineração	82	64	266	237
Serra Grande	23	30	115	113
Admin and other	—	1	2	2

CORPORATE AND OTHER(4)	—	(4)	2	(5)

Managed operations	941	781	3,491	2,790
Non-managed joint ventures(1)	92	77	348	289
GROUP (2)	1,033	858	3,839	3,079

Adjusted to exclude Sukari
Managed operations(5)	842	735	3,100	2,744
Non-managed joint ventures(1)	92	77	348	289
GROUP(2)(5)	934	812	3,448	3,033

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	4

OPERATING STATISTICS I ALL-IN SUSTAINING COSTS

ALL-IN SUSTAINING COSTS* ($m)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	87	93	393	354
Kibali - Attributable 45%(1)	87	93	393	354

AFRICA: MANAGED OPERATIONS	810	607	2,906	2,147
Iduapriem	123	100	421	385
Obuasi	164	113	544	430
Siguiri(3)	196	150	627	569
Geita	185	161	760	680
Sukari(3)	142	83	554	83
Admin and other	—	—	—	—

AUSTRALIA	277	244	985	881
Sunrise Dam	127	125	478	434
Tropicana - Attributable 70%	139	109	467	411
Admin and other	11	10	40	36

AMERICAS	228	219	876	813
Cerro Vanguardia(3)	67	79	309	284
AngloGold Ashanti Mineração	132	100	410	365
Serra Grande	29	40	154	162
Admin and other	—	—	3	2

PROJECTS	2	4	8	10

CORPORATE AND OTHER(4)	46	28	139	112

Managed operations	1,363	1,102	4,914	3,963
Non-managed joint ventures(1)	87	93	393	354
GROUP(2)	1,450	1,195	5,307	4,317

Adjusted to exclude Sukari
Managed operations(5)	1,221	1,019	4,360	3,880
Non-managed joint ventures(1)	87	93	393	354
GROUP(2)(5)	1,308	1,112	4,753	4,234

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	5

OPERATING STATISTICS I SUSTAINING CAPITAL EXPENDITURE

SUSTAINING CAPITAL EXPENDITURE* ($m)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	21	19	71	68
Kibali - Attributable 45%(1)	21	19	71	68

AFRICA: MANAGED OPERATIONS	219	160	723	547
Iduapriem	39	28	101	108
Obuasi	47	34	174	145
Siguiri(3)	37	26	85	93
Geita	53	52	218	181
Sukari(3)(4)	43	20	145	20
Admin and other	—	—	—	—

AUSTRALIA	42	37	122	102
Sunrise Dam	29	26	87	65
Tropicana - Attributable 70%	13	11	35	37
Admin and other	—	—	—	—

AMERICAS	66	66	220	209
Cerro Vanguardia(3)	21	24	64	71
AngloGold Ashanti Mineração	41	30	119	98
Serra Grande	4	12	37	40
Admin and other	—	—	—	—

PROJECTS	1	3	3	5

CORPORATE AND OTHER(6)	1	—	2	1

Managed operations	329	266	1,070	864
Non-managed joint ventures(1)	21	19	71	68
GROUP(2)	350	285	1,141	932

Adjusted to exclude Sukari
Managed operations(5)	286	246	925	844
Non-managed joint ventures(1)	21	19	71	68
GROUP(2)(5)	307	265	996	912

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Due to the short timeframe since the acquisition of Sukari in November 2024, sustaining capital expenditure may not accurately reflect typical spending patterns.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(6) Corporate included non-gold producing managed operations.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	6

OPERATING STATISTICS I KIBALI

KIBALI(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	298	397	1,325	1,615
Underground waste	51	52	217	199
Total underground	349	449	1,542	1,814
Underground ore mined grade (g/tonne)	5.38	5.27	5.17	5.21

Open pit tonnes mined (000 tonnes):
Open pit ore	884	631	2,859	2,045
Open pit waste	5,608	3,740	19,196	15,539
Total open pit	6,492	4,371	22,055	17,584
Open pit mined grade (g/tonne)	1.59	1.46	1.51	1.43

Tonnes milled/processed (000 tonnes):
Underground operations	293	394	1,308	1,598
Open pit operations	639	577	2,437	2,229
Total tonnes milled/processed	932	971	3,745	3,827
Average mill head grade (g/tonne)	2.91	2.88	2.79	2.82
Recovery rate (%)	90.8	88.5	90.3	89.1
Total recovered grade (g/tonne)	2.64	2.55	2.52	2.51

Gold ounces produced oz(000)	79	80	303	309
Gold ounces sold oz(000)	78	78	298	309

Average gold price received*(2) ($/ounce)	4,162	2,661	3,483	2,401
Gold income per segment information ($m)	327	208	1,038	741

Total cash costs* ($/ounce):
Operating costs	962	842	964	822
By-product credits	(9)	(5)	(7)	(5)
Royalties	204	130	191	118
Total cash costs* ($/ounce produced)	1,156	967	1,148	935
Total cash costs* ($m)	92	77	348	289

All-in sustaining costs* ($/ounce):
Total cash costs*	1,156	967	1,148	935
Inventory movements	(11)	6	(5)	(4)
Adjusted for decommissioning, inventory amortisation and other	1	1	1	1
Rehabilitation and other non-cash costs	(289)	(1)	(59)	(2)
Lease payment sustaining	(11)	(35)	(5)	(5)
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	260	249	237	221
All-in sustaining costs* ($/ounce sold)	1,108	1,188	1,317	1,146
All-in sustaining costs* ($m)	87	93	393	354

Capital expenditure ($m):
Sustaining capital expenditure*	21	19	71	68
Non-sustaining capital expenditure*	20	17	80	57
Total capital expenditure	41	36	151	125

(1) On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the attributable US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	7

OPERATING STATISTICS I IDUAPRIEM

IDUAPRIEM	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	685	822	3,067	4,476
Open pit waste	11,243	9,353	36,390	36,098
Total open pit	11,928	10,175	39,457	40,574
Open pit mined grade (g/tonne)	1.83	1.54	1.73	1.52

Tonnes milled/processed (000 tonnes):
Open pit operations	1,345	1,422	5,116	5,410
Average mill head grade (g/tonne)	1.21	1.15	1.26	1.38
Recovery rate (%)	94.6	94.6	94.9	95.9
Total recovered grade (g/tonne)	1.16	1.09	1.21	1.36

Gold ounces produced oz(000)	50	50	199	237
Gold ounces sold oz(000)	53	47	201	238

Average gold price received*(1) ($/ounce)	4,208	2,654	3,505	2,364
Gold income per segment information ($m)	224	125	704	563

Total cash costs* ($/ounce):
Operating costs	1,268	1,354	1,307	1,001
By-product credits	(2)	(1)	(2)	(2)
Royalties	224	125	177	119
Total cash costs* ($/ounce produced)	1,489	1,478	1,482	1,118
Total cash costs* ($m)	74	74	295	265

All-in sustaining costs* ($/ounce):
Total cash costs*	1,489	1,478	1,482	1,118
Inventory movements	25	(31)	1	(12)
Adjusted for decommissioning, inventory amortisation and other	(2)	7	(2)	1
Rehabilitation and other non-cash costs	(23)	66	65	30
Lease payment sustaining	43	23	28	24
Sustaining exploration and study costs	28	—	17	—
Sustaining capital expenditure	742	587	506	454
All-in sustaining costs* ($/ounce sold)	2,303	2,131	2,096	1,614
All-in sustaining costs* ($m)	123	100	421	385

Capital expenditure ($m):
Sustaining capital expenditure*	39	28	101	108
Non-sustaining capital expenditure*	24	22	72	61
Total capital expenditure	63	50	173	169

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	8

OPERATING STATISTICS I OBUASI

OBUASI	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	342	319	1,282	1,127
Underground waste	179	213	771	841
Total underground	521	532	2,053	1,968
Underground ore mined grade (g/tonne)	6.13	6.27	6.43	6.34

Tonnes milled/processed (000 tonnes):
Underground operations	359	301	1,336	1,144
Supplemental tailings	—	11	—	141
Total tonnes milled/processed	359	312	1,336	1,285
Average mill head grade (g/tonne)	6.97	6.86	7.06	6.25
Recovery rate (%)	89.2	88.4	89.2	86.0
Total recovered grade (g/tonne)	6.26	6.01	6.19	5.35

Gold ounces produced oz(000)	72	60	266	221
Gold ounces sold oz(000)	78	59	269	222

Average gold price received*(1) ($/ounce)	4,179	2,653	3,511	2,389
Gold income per segment information ($m)	328	157	942	530

Total cash costs* ($/ounce):
Operating costs	1,155	1,042	1,153	1,097
By-product credits	(6)	(3)	(5)	(2)
Royalties	227	131	177	120
Total cash costs* ($/ounce produced)	1,376	1,169	1,325	1,214
Total cash costs* ($m)	100	71	353	268

All-in sustaining costs* ($/ounce):
Total cash costs*	1,376	1,169	1,325	1,214
Inventory movements	33	42	4	5
Adjusted for decommissioning, inventory amortisation and other	(1)	(2)	(2)	(2)
Rehabilitation and other non-cash costs	66	122	48	63
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	6	10	4	8
Sustaining capital expenditure	598	564	647	654
All-in sustaining costs* ($/ounce sold)	2,079	1,905	2,026	1,942
All-in sustaining costs* ($m)	164	113	544	430

Capital expenditure ($m):
Sustaining capital expenditure*	47	34	174	145
Non-sustaining capital expenditure*	17	20	35	57
Total capital expenditure	64	54	209	202

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	9

OPERATING STATISTICS I SIGUIRI

SIGUIRI(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	1,715	1,619	6,211	5,064
Open pit waste	5,702	7,353	24,291	24,279
Total open pit	7,417	8,972	30,502	29,343
Open pit mined grade (g/tonne)	1.35	1.21	1.31	1.29

Tonnes milled/processed (000 tonnes):
Open pit operations	3,020	2,938	10,813	11,103
Average mill head grade (g/tonne)	0.99	0.87	0.93	0.90
Recovery rate (%)	92.3	90.0	90.8	85.0
Total recovered grade (g/tonne)	0.88	0.78	0.83	0.76

Gold ounces produced oz(000)	85	74	289	273
Gold ounces sold oz(000)	79	69	289	272

Average gold price received*(2) ($/ounce)	4,172	2,651	3,423	2,404
Gold income per segment information ($m)	328	182	990	653

Total cash costs* ($/ounce):
Operating costs	1,630	1,577	1,545	1,566
By-product credits	(2)	(2)	(2)	(2)
Royalties	270	172	240	140
Total cash costs* ($/ounce produced)	1,898	1,747	1,783	1,703
Total cash costs* ($m)	163	129	516	465

All-in sustaining costs* ($/ounce):
Total cash costs*	1,898	1,747	1,783	1,703
Inventory movements	(22)	(24)	(3)	(7)
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	90	24	39	21
Lease payment sustaining	17	20	18	11
Sustaining exploration and study costs	42	38	34	23
Sustaining capital expenditure	467	382	295	342
All-in sustaining costs* ($/ounce sold)	2,493	2,186	2,165	2,093
All-in sustaining costs* ($m)	196	150	627	569

Capital expenditure ($m):
Sustaining capital expenditure*	37	26	85	93
Non-sustaining capital expenditure*	13	3	17	9
Total capital expenditure	50	29	102	102

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	10

OPERATING STATISTICS I GEITA

GEITA	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	665	725	2,826	2,831
Underground waste	272	374	1,345	1,340
Total underground	937	1,099	4,171	4,171
Underground ore mined grade (g/tonne)	3.60	4.45	3.71	4.21

Open pit tonnes mined (000 tonnes):
Open pit ore	1,306	1,525	5,258	4,042
Open pit waste	4,593	5,644	21,481	22,032
Total open pit	5,899	7,169	26,739	26,074
Open pit mined grade (g/tonne)	1.83	1.63	1.80	1.54

Tonnes milled/processed (000 tonnes):
Underground operations	646	686	2,611	2,642
Open pit operations	766	740	2,594	2,807
Total tonnes milled/processed	1,412	1,426	5,205	5,449
Average mill head grade (g/tonne)	2.77	3.26	3.26	3.03
Recovery rate (%)	89.8	91.0	90.2	90.9
Total recovered grade (g/tonne)	2.49	2.97	2.94	2.76

Gold ounces produced oz(000)	113	136	492	483
Gold ounces sold oz(000)	114	122	499	479

Average gold price received*(1) ($/ounce)	4,239	2,658	3,465	2,399
Gold income per segment information ($m)	484	323	1,730	1,150

Total cash costs* ($/ounce):
Operating costs	953	754	843	846
By-product credits	(10)	(6)	(7)	(5)
Royalties	244	143	202	143
Total cash costs* ($/ounce produced)	1,187	892	1,038	984
Total cash costs* ($m)	133	121	510	476

All-in sustaining costs* ($/ounce):
Total cash costs*	1,187	892	1,038	984
Inventory movements	(82)	(35)	(21)	(6)
Adjusted for decommissioning, inventory amortisation and other	4	(2)	(1)	(3)
Rehabilitation and other non-cash costs	(2)	5	12	6
Lease payment sustaining	37	48	41	47
Sustaining exploration and study costs	13	(14)	19	13
Sustaining capital expenditure	464	434	438	377
All-in sustaining costs* ($/ounce sold)	1,621	1,327	1,525	1,418
All-in sustaining costs* ($m)	185	161	760	680

Capital expenditure ($m):
Sustaining capital expenditure*	53	52	218	181
Non-sustaining capital expenditure*	5	6	20	15
Total capital expenditure	58	58	238	196

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	11

OPERATING STATISTICS I SUKARI

SUKARI(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	329	71	1,171	71
Underground waste	205	68	841	68
Total underground	534	139	2,012	139
Underground ore mined grade (g/tonne)	2.83	4.30	3.66	4.30

Open pit tonnes mined (000 tonnes):
Open pit ore	1,974	1,027	10,119	1,027
Open pit waste	19,817	6,457	77,918	6,457
Total open pit	21,791	7,484	88,037	7,484
Open pit mined grade (g/tonne)	1.29	0.95	1.18	0.95

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	—	423	190	423
Heap leach recovered grade (g/tonne)	—	—	0.34	—

Tonnes milled/processed (000 tonnes):
Underground operations	333	93	1,161	93
Open pit operations	2,846	763	11,020	763
Total tonnes milled/processed	3,179	856	12,181	856
Heap leach placed	—	423	190	423

Average mill head grade (g/tonne)	1.26	1.46	1.37	1.46
Recovery rate (%)	89.5	89.9	89.1	89.9
Total recovered grade (g/tonne)	1.16	0.97	1.26	0.97

Gold ounces produced oz(000)	119	40	500	40
Gold ounces sold oz(000)	119	44	507	44

Average gold price received*(2) ($/ounce)	4,152	2,669	3,447	2,669
Gold income per segment information ($m)	492	119	1,748	119

Total cash costs* ($/ounce):
Operating costs	731	1,085	686	1,085
By-product credits	(11)	(8)	(7)	(8)
Royalties	121	89	104	89
Total cash costs* ($/ounce produced)	841	1,165	783	1,165
Total cash costs* ($m)	99	46	391	46

All-in sustaining costs* ($/ounce):
Total cash costs*	841	1,165	783	1,165
Inventory movements	—	258	15	258
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	1	2	5	2
Lease payment sustaining	4	4	6	4
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure(3)	364	428	285	428
All-in sustaining costs* ($/ounce sold)(3)	1,211	1,858	1,094	1,858
All-in sustaining costs* ($m)(3)	142	83	554	83

Capital expenditure ($m):
Sustaining capital expenditure*(3)	43	20	145	20
Non-sustaining capital expenditure*	35	—	117	—
Total capital expenditure(3)	78	20	262	20

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
(3) Due to the short timeframe since the acquisition of Sukari in November 2024 , sustaining capital expenditure* may not accurately reflect typical spending patterns.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	12

OPERATING STATISTICS I SUNRISE DAM

SUNRISE DAM	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	596	588	2,436	2,522
Underground waste	218	193	834	726
Total underground	814	781	3,270	3,248
Underground ore mined grade (g/tonne)	2.27	2.72	2.36	3.21

Open pit tonnes mined (000 tonnes):
Open pit ore	352	153	528	396
Open pit waste	2,790	1,697	10,798	8,487
Total open pit	3,142	1,850	11,326	8,883
Open pit mined grade (g/tonne)	2.27	2.87	1.95	2.33

Tonnes milled/processed (000 tonnes):
Underground operations	583	622	2,377	2,399
Open pit operations	407	331	1,496	1,494
Total tonnes milled/processed	990	953	3,873	3,893
Average mill head grade (g/tonne)	2.10	2.33	2.06	2.43
Recovery rate (%)	88.5	87.6	88.9	85.5
Total recovered grade (g/tonne)	1.83	2.15	1.86	2.07

Gold ounces produced oz(000)	58	66	232	259
Gold ounces sold oz(000)	60	66	230	261

Average gold price received*(1) ($/ounce)	4,161	2,653	3,436	2,402
Gold income per segment information ($m)	247	176	789	626

Total cash costs* ($/ounce):
Operating costs	1,457	1,334	1,544	1,283
By-product credits	(10)	(8)	(9)	(6)
Royalties	154	80	100	67
Total cash costs* ($/ounce produced)	1,601	1,406	1,634	1,343
Total cash costs* ($m)	93	93	379	347

All-in sustaining costs* ($/ounce):
Total cash costs*	1,601	1,406	1,634	1,343
Inventory movements	23	(2)	2	2
Adjusted for decommissioning, inventory amortisation and other	4	(4)	4	(4)
Rehabilitation and other non-cash costs	(60)	18	(16)	6
Lease payment sustaining	63	66	66	67
Sustaining exploration and study costs	24	6	10	4
Sustaining capital expenditure	490	399	378	247
All-in sustaining costs* ($/ounce sold)	2,145	1,888	2,078	1,665
All-in sustaining costs* ($m)	127	125	478	434

Capital expenditure ($m):
Sustaining capital expenditure*	29	26	87	65
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	29	26	87	65

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	13

OPERATING STATISTICS I TROPICANA

TROPICANA(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	402	353	1,397	1,318
Underground waste	132	80	513	350
Total underground	534	433	1,910	1,668
Underground ore mined grade (g/tonne)	3.14	3.51	3.10	3.29

Open pit tonnes mined (000 tonnes):
Open pit ore	657	1,406	2,559	3,157
Open pit waste	8,903	6,968	33,258	33,589
Total open pit	9,560	8,374	35,817	36,746
Open pit mined grade (g/tonne)	2.04	1.77	1.58	1.63

Tonnes milled/processed (000 tonnes):
Underground operations	408	355	1,399	1,310
Open pit operations	1,239	1,272	5,060	4,933
Total tonnes milled/processed	1,647	1,627	6,459	6,243
Average mill head grade (g/tonne)	1.91	2.13	1.63	1.73
Recovery rate (%)	89.8	90.2	90.2	90.0
Total recovered grade (g/tonne)	1.75	1.92	1.47	1.56

Gold ounces produced oz(000)	93	100	305	313
Gold ounces sold oz(000)	96	100	309	317

Average gold price received*(2) ($/ounce)	4,190	2,649	3,511	2,422
Gold income per segment information ($m)	403	265	1,087	768

Total cash costs* ($/ounce):
Operating costs	1,055	867	1,219	1,080
By-product credits	(17)	(8)	(14)	(9)
Royalties	195	65	125	61
Total cash costs* ($/ounce produced)	1,234	924	1,330	1,132
Total cash costs* ($m)	114	93	406	354

All-in sustaining costs* ($/ounce):
Total cash costs*	1,234	924	1,330	1,132
Inventory movements	22	7	(2)	8
Adjusted for decommissioning, inventory amortisation and other	1	1	1	1
Rehabilitation and other non-cash costs	(5)	22	(1)	7
Lease payment sustaining	60	25	69	31
Sustaining exploration and study costs	1	1	1	—
Sustaining capital expenditure	132	106	111	117
All-in sustaining costs* ($/ounce sold)	1,444	1,086	1,508	1,297
All-in sustaining costs* ($m)	139	109	467	411

Capital expenditure ($m):
Sustaining capital expenditure*	13	11	35	37
Non-sustaining capital expenditure*	19	3	63	51
Total capital expenditure	32	14	98	88

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	14

OPERATING STATISTICS I CERRO VANGUARDIA

CERRO VANGUARDIA(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	109	122	432	439
Underground waste	41	48	121	115
Total underground	150	170	553	554
Underground ore mined grade (g/tonne)	4.24	5.56	5.26	5.48

Open pit tonnes mined (000 tonnes):
Open pit ore	233	242	839	799
Open pit waste	4,524	5,457	17,727	19,466
Total open pit	4,757	5,699	18,566	20,265
Open pit mined grade (g/tonne)	3.21	2.71	3.13	2.74

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	337	364	1,012	1,194
Heap leach recovered grade (g/tonne)	0.28	0.27	0.53	0.48

Tonnes milled/processed(3) (000 tonnes):
Underground operations	137	107	532	497
Open pit operations	179	232	720	755
Total tonnes milled/processed	316	339	1,252	1,252
Heap leach placed	549	596	1,997	2,020
Average mill head grade (g/tonne)	3.79	3.83	3.82	3.68
Recovery rate (%)	95.1	95.4	95.5	95.2
Total recovered grade (g/tonne)	1.53	1.56	1.72	1.67

Gold ounces produced oz(000)	42	47	179	175
Gold ounces sold oz(000)	36	44	178	183

Average gold price received*(2) ($/ounce)	4,163	2,655	3,426	2,389
Gold income per segment information ($m)	148	116	612	439

Total cash costs* ($/ounce):
Operating costs	1,737	1,621	1,724	1,525
By-product credits	(835)	(636)	(724)	(622)
Royalties	239	170	227	171
Total cash costs* ($/ounce produced)	1,142	1,155	1,227	1,073
Total cash costs* ($m)	49	54	220	189

All-in sustaining costs* ($/ounce):
Total cash costs*	1,142	1,155	1,227	1,073
Inventory movements	137	(112)	26	(55)
Adjusted for decommissioning, inventory amortisation and other	(150)	144	(12)	53
Rehabilitation and other non-cash costs	119	56	98	53
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	29	25	31	33
Sustaining capital expenditure	574	542	356	387
All-in sustaining costs* ($/ounce sold)	1,850	1,811	1,726	1,544
All-in sustaining costs* ($m)	67	79	309	284

Capital expenditure ($m):
Sustaining capital expenditure*	21	24	64	71
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	21	24	64	71

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
(3) Cerro Vanguardia has adjusted the basis of allocation between open-pit, underground and other treated tonnes resulting in an adjustment of treated tonnes and related grades for 2024.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	15

OPERATING STATISTICS I ANGLOGOLD ASHANTI MINERAÇÃO

ANGLOGOLD ASHANTI MINERAÇÃO	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	335	247	1,436	662
Underground waste	373	320	1,466	1,216
Concentrate ore	135	80	195	761
Total underground	843	647	3,097	2,640
Underground ore mined grade (g/tonne)	5.28	7.50	5.80	6.39

Tonnes milled/processed (000 tonnes):
Underground operations	341	245	1,427	663
Concentrate	135	80	196	765
Total tonnes milled/processed	476	325	1,623	1,428
Average mill head grade (g/tonne)	5.34	7.50	5.80	6.32
Recovery rate (%)	92.8	96.3	91.9	96.4
Total recovered grade (g/tonne)	5.02	7.15	5.23	5.90

Gold ounces produced(1) oz(000)	77	75	273	271
Gold ounces sold(1) oz(000)	79	74	272	274

Average gold price received*(2) ($/ounce)	4,080	2,624	3,478	2,313
Gold income per segment information ($m)	323	195	946	634

Total cash costs* ($/ounce):
Operating costs	1,047	835	984	845
By-product credits	(61)	(24)	(67)	(7)
Royalties	71	47	59	38
Total cash costs* ($/ounce produced)	1,058	859	976	876
Total cash costs* ($m)	82	64	266	237

All-in sustaining costs* ($/ounce):
Total cash costs*	1,058	859	976	876
Inventory movements	2	17	4	(2)
Adjusted for decommissioning, inventory amortisation and other	(12)	(4)	(1)	2
Rehabilitation and other non-cash costs	6	(32)	—	(5)
Lease payment sustaining	72	85	86	99
Sustaining exploration and study costs	14	12	5	6
Sustaining capital expenditure	529	407	436	358
All-in sustaining costs* ($/ounce sold)	1,670	1,344	1,506	1,334
All-in sustaining costs* ($m)	132	100	410	365

Capital expenditure ($m):
Sustaining capital expenditure*	41	30	119	98
Non-sustaining capital expenditure*	5	—	16	—
Total capital expenditure	46	30	135	98

(1) Includes gold concentrate from the Cuiabá mine sold to third parties.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE: OPERATING STATISTICS	16

OPERATING STATISTICS I SERRA GRANDE

SERRA GRANDE	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	210	216	875	854
Underground waste	90	87	439	537
Total underground	300	303	1,314	1,391
Underground ore mined grade (g/tonne)	1.85	2.66	2.05	2.87

Open pit tonnes mined (000 tonnes):
Open pit ore	—	99	2	159
Open pit waste	—	108	—	816
Total open pit	—	207	2	975
Open pit mined grade (g/tonne)	—	1.44	1.31	1.35

Tonnes milled/processed (000 tonnes):
Underground operations	214	260	872	897
Open pit operations	—	85	2	142
Total tonnes milled/processed	214	345	874	1,039
Average mill head grade (g/tonne)	1.68	1.95	1.91	2.33
Recovery rate (%)	90.6	90.9	91.7	92.3
Total recovered grade (g/tonne)	1.63	2.01	1.89	2.39

Gold ounces produced oz(000)	11	22	53	80
Gold ounces sold oz(000)	11	22	53	80

Average gold price received*(1) ($/ounce)	4,094	2,670	3,452	2,402
Gold income per segment information ($m)	46	58	182	191

Total cash costs* ($/ounce):
Operating costs	2,019	1,286	2,101	1,359
By-product credits	—	—	(1)	—
Royalties	76	53	65	52
Total cash costs* ($/ounce produced)	2,095	1,338	2,165	1,411
Total cash costs* ($m)	23	30	115	113

All-in sustaining costs* ($/ounce):
Total cash costs*	2,095	1,338	2,165	1,411
Inventory movements	(44)	(2)	(19)	3
Adjusted for decommissioning, inventory amortisation and other	51	13	26	—
Rehabilitation and other non-cash costs	(38)	(177)	(88)	1
Lease payment sustaining	131	105	151	125
Sustaining exploration and study costs	—	1	—	2
Sustaining capital expenditure	389	565	715	497
All-in sustaining costs* ($/ounce sold)	2,583	1,842	2,951	2,039
All-in sustaining costs* ($m)	29	40	154	162

Capital expenditure ($m):
Sustaining capital expenditure*	4	12	37	40
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	4	12	37	40

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025, for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 20 February 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary